Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Feishang Anthracite Resources Limited (the “Company”, and its subsidiaries, the “Group”) hereby announces that a meeting of the Board of the Company will be held on Friday, 29 August 2014 for the purpose of, among other matters, considering and approving the publication of the announcement of the interim results of the Group for the six months ended 30 June 2014 and the payment of an interim dividend, if any.

By Order of the Board

Feishang Anthracite Resources Limited

YUE Ming Wai Bonaventure

Company Secretary

Hong Kong, 19 August 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward; and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and HUANG Songzhong.